  Exhibit 99.1

SILVER ELEPHANT MINING CORP.

Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

TABLE OF CONTENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING		3
Report of Independent Registered Public Accounting Firm		4
Consolidated Statements of Financial Position		6
Consolidated Statements of Operations and Comprehensive Gain (Loss)		7
Consolidated Statements of Changes in Equity		8
Consolidated Statements of Cash Flows		9

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	10
2	BASIS OF PRESENTATION	10
3	BASIS OF CONSOLIDATION	11
4	CHANGES IN ACCOUNTING POLICIES	11
5	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS	12
6	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	16
7	SEGMENTED INFORMATION	21
8	CASH AND CASH EQUIVALENTS	21
9	RECEIVABLES	22
10	PREPAID EXPENSES	22
11	MARKETABLE SECURITIES	22
12	RIGHT-OF-USE ASSET	22
13	EQUIPMENT	23
14	MINERAL PROPERTIES	25
15	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	30
16	LEASE LIABILITY	31
17	PROVISION FOR CLOSURE AND RECLAMATION	31
18	TAX PROVISION	32
19	SHARE CAPITAL	33
20	CAPITAL RISK MANAGEMENT	38
21	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	38
22	FINANCIAL RISK MANAGEMENT DISCLOSURES	39
23	RELATED PARTY DISCLOSURES	40
24	KEY MANAGEMENT PERSONNEL COMPENSATION	41
25	SUPPLEMENTAL CASH FLOW INFORMATION	42
26	CONTINGENCIES	42
27	EVENTS AFTER THE REPORTING DATE	43

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The annual audited consolidated financial statements (the “Annual Financial Statements”), the notes thereto, and other financial information contained in the accompanying Management’s Discussion and Analysis (“MD&A”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Silver Elephant Mining Corp. The financial information presented elsewhere in the MD&A is consistent with the data that is contained in the Annual Financial Statements. The Annual Financial Statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the Annual Financial Statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained, and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ethics and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board who approve the Annual Financial Statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls, and to review financial reporting issues.

The external auditors, Davidson & Company LLP, have been appointed by the Company’s shareholders to render their opinion on the Annual Financial Statements and their report is included herein.

“John Lee”	“Irina Plavutska”
----------------------------------------------------	---------------------------------------------------
John Lee, Chief Executive Officer	Irina Plavutska, Chief Financial Officer
         Vancouver, British Columbia

March 12, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Silver Elephant Mining Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Silver Elephant Mining Corp. (the “Company”), as of December 31, 2020, 2019 and 2018, and the related consolidated statements of operations and comprehensive gain (loss), changes in equity (deficiency), and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Elephant Mining Corp. as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with those requirements of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2013.

Vancouver, Canada	Chartered Professional Accountants

March 12, 2021

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at		December 31,	December 31,	December 31,
	Notes	2020	2019	2018
Assets
Current assets
Cash	8	$7,608,149	$3,017,704	$5,304,097
Receivables	9	75,765	246,671	36,399
Prepaid expenses	10	114,717	135,767	123,272
		7,798,631	3,400,142	5,463,768
Non-current assets
Restricted cash equivalents	8	34,500	34,500	34,500
Reclamation deposits		21,055	21,055	21,055
Right-of-use asset	12	18,430	50,023	-
Equipment	13	153,800	159,484	101,162
Mineral properties	14	31,806,594	23,782,884	3,643,720
		$39,833,010	$27,448,088	$9,264,205
Liabilities and Equity (Deficiency)
Current liabilities
Accounts payable and accrued liabilities	15	$1,759,163	$2,420,392	$1,636,786
Lease liability	16	20,533	32,285	-
		1,779,696	2,452,677	1,636,786
Non-current liabilities
Lease liability	16	-	20,533	-
Provision for closure and reclamation	17	695,257	266,790	265,239
Tax provision	18	-	-	8,121,918
		2,474,953	2,740,000	10,023,943
Equity (Deficiency)
Share capital	19	197,612,182	181,129,012	173,819,546
Reserves	19	24,852,022	24,058,336	23,413,830
Deficit		(185,106,147)	(180,479,260)	(197,993,114)
		37,358,057	24,708,088	(759,738)
		$39,833,010	$27,448,088	$9,264,205

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 26)
Events after the reporting date (Note 27)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Operations and Comprehensive Gain (Loss)
(Expressed in Canadian Dollars)
		Years Ended December 31,
	Notes	2020	2019	2018
General and Administrative Expenses
Advertising and promotion		$541,029	$794,182	$471,230
Consulting and management fees	22	570,356	251,552	255,610
Depreciation and accretion		41,116	65,157	28,024
Director fees	22	108,600	103,805	70,378
Insurance		100,948	93,661	55,546
Office and administration		136,274	123,904	137,289
Professional fees		321,355	228,594	428,884
Salaries and benefits	23	530,065	760,182	827,168
Share-based payments	19	770,617	707,802	553,430
Stock exchange and shareholder services		180,433	139,908	239,319
Travel and accommodation		93,323	236,815	231,505
		(3,394,116)	(3,505,562)	(3,298,383)
Other Items
Costs in excess of recovered coal	13	(590,204)	(120,354)	(94,335)
Foreign exchange loss		(64,841)	(443,203)	(412,663)
(Impairment)/recovery of mineral property	14	-	13,708,200	(13,994,970)
Impairment of prepaid expenses	10	(121,125)	(51,828)	(26,234)
Impairment of equipment	13	-	-	(425,925)
Impairment of receivables	9	(470,278)	(16,304)	(21,004)
Loss on sale of marketable securities		-	-	(91,890)
(Loss)/gain on sale of equipment		13,677	(9,795)	-
Gain on debt settlement	23, 26	-	7,952,700	50,000
Other income		-	-	130,936.00
		(1,232,771)	21,019,416	(14,886,085)
Gain/(Loss) for Year		(4,626,887)	17,513,854	(18,184,468)
Fair value loss on marketable securities		-	-	(81,000)
Reclassification adjustment for realized loss
marketable securities		-	-	68,840
Comprehensive Gain/(Loss) for Year		$(4,626,887)	$17,513,854	$(18,196,628)
Gain/(Loss) Per Common Share,
basic		$(0.03)	$0.17	$(0.23)
diluted		$(0.03)	$0.17	$(0.23)
Weighted Average Number of Common Shares Outstanding,
basic		137,901,802	102,208,111	78,445,396
diluted		137,901,802	102,398,145	78,443,396

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income (loss)	Deficit	Total Equity (Deficiency)
Balance, December 31, 2017	74,721,790	$165,862,805	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Private placements, net of share issue costs	16,061,417	6,096,621	-	-	-	6,096,621
Warrants issued for mineral property	-	-	181,944	-	-	181,944
Exercise of stock options	87,500	39,500	(15,350)	-	-	24,150
Exercise of warrants	3,445,420	1,470,620	(132,453)	-	-	1,338,167
Bonus shares	1,000,000	350,000	-	-	-	350,000
Share-based payments	-	-	758,487	-	-	758,487
Loss for the year	-	-	-	-	(18,184,468)	(18,184,468)
Unrealized loss on marketable securities	-	-	-	(12,160)	-	(12,160)
Balance, December 31, 2018	95,316,127	$173,819,546	$23,413,830	-	$(197,993,114)	$(759,738)
Private placements, net of share issue costs	22,750,000	6,117,991	-	-	-	6,117,991
Finders shares	1,179,500	366,800	-	-	-	366,800
Debt Settlements	104,951	43,030	-	-		43,030
Exercise of stock options	622,500	328,095	(153,845)	-	-	174,250
Exercise of warrants	651,430	279,050	(28,478)	-	-	250,572
Bonus shares	500,000	115,000	-	-	-	115,000
Share compensation for services	175,000	59,500	-	-	-	59,500
Share-based payments	-	-	826,829	-	-	826,829
Gain for the year	-	-	-	-	17,513,854	17,513,854
Balance, December 31, 2019	121,299,508	$181,129,012	$24,058,336	-	$(180,479,260)	$24,708,088
Private placements, net of share issue costs	38,200,000	10,247,206	-	-	-	10,247,206
Finders units	156,900	(24,000)	24,000	-	-	-
Broker warrants	-	(226,917)	226,917	-	-	-
Shares issued for property acquisition	4,000,000	2,000,000	-	-	-	2,000,000
Exercise of stock options	1,233,750	572,659	(272,847)	-	-	299,812
Exercise of warrants	14,027,670	3,273,822	(166,628)	-	-	3,107,194
Bonus shares	1,601,000	640,400	-	-	-	640,400
Share-based payments	-	-	982,244	-	-	982,244
Loss for the year	-	-	-	-	(4,626,887)	(4,626,887)
Balance, December 31, 2020	180,518,828	$197,612,182	$24,852,022	-	$(185,106,147)	$37,358,057

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended December 31,
	2020	2019	2018

Operating Activities
Net gain/(loss) for year	$(4,626,887)	$17,513,854	$(18,184,468)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	64,387	65,157	28,024
Share-based payments	770,617	707,802	553,430
Unrealized foreign exchange (gain)/loss	-	(169,218)	580,902
Share compensation for services	720,900	356,003	350,000
(Impairment)/recovery of mineral property	-	(13,708,200)	13,994,970
Impairment of prepaid expenses	121,125	51,828	26,234
Impairment of equipment	-	-	425,925
Impairment of receivables	470,278	16,304	21,004
Loss on sale of marketable securities	-	-	91,890
(Loss)/gain on sale of equipment	13,677	9,795	-
Change in estimate reclamation provision	405,196	-	-
Gain on debt settlement	-	(7,952,700)	-
	(2,060,707)	(3,109,375)	(2,112,089)
Changes to working capital items
Receivables	(299,372)	(196,079)	(22,750)
Prepaid expenses and reclamation deposits	(100,075)	(29,323)	(8,896)
Accounts payable and accrued liabilities	(88,888)	659,264	(482,952)
	(488,335)	433,862	(514,598)
Cash Used in Operating Activities	(2,549,042)	(2,675,513)	(2,626,687)

Investing Activities
Net (purchases)/proceeds from marketable securities	-	-	101,550
Proceeds on sale of equipment	50,695	-	-
Purchase of equipment	(111,592)	(113,564)	(120,416)
Mineral property expenditures	(6,336,166)	(6,123,401)	(3,609,896)
Cash Used in Investing Activities	(6,397,063)	(6,236,965)	(3,628,762)

Financing Activities
Proceeds from share issuance, net of share issue costs	10,201,706	6,237,791	6,096,621
Proceeds from exercise of stock options	299,812	174,250	24,150
Proceeds from exercise of warrants	3,072,194	250,572	1,338,167
Lease payments	(37,162)	(36,528)	-
Cash Provided by Financing Activities	13,536,550	6,626,085	7,458,938
Net Decrease in Cash	4,590,445	(2,286,393)	1,203,489
Cash - beginning of year	3,017,704	5,304,097	4,100,608
Cash - end of year	$7,608,149	$3,017,704	$5,304,097

Supplemental cash flow information (Note 25)

The accompanying notes form an integral part of these consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”.

The Company is an exploration stage company. The Company holds an interest in the Pulacayo Paca silver-zinc-lead property located in Bolivia and an 100% interest in two vanadium projects in North America, being the Gibellini vanadium project, which is comprised of the Gibellini, Louie Hill and Bisoni vanadium deposits and associated claims located in the State of Nevada, USA, and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. In 2020, the Company acquired the Sunawayo silver-zinc-lead and El Triunfo gold-silver-zinc properties in Bolivia. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These consolidated audited annual financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at December 31, 2020, Company has a deficit of $185.1 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

2.
BASIS OF PRESENTATION

These Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise judgment in applying the Company’s accounting policies. The areas where significant judgments and estimates have been made in preparing these Annual Financial Statements and their effect are disclosed in Note 5.

These Annual Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair values. These Annual Financial Statements have been prepared using the accrual basis of accounting except for

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PRESENTATION (cont’d…)

cash flow information. These Annual Financial Statements are presented in Canadian Dollars, except where otherwise noted.

The accounting policies set out in Note 6 have been applied consistently by the Company and its subsidiaries to all periods presented.

The Annual Consolidated Financial Statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 8, 2021.

3.
BASIS OF CONSOLIDATION

The Annual Financial Statements comprise the financial statements of the Company and its wholly owned and partially owned subsidiaries as at December 31, 2020. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Effects of transactions between subsidiaries are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company. Accounting policies of the subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s significant subsidiaries at December 31, 2020 are presented in the following table:

4.
CHANGES IN ACCOUNTING POLICIES

Amendment to IFRS 16, COVID‐19‐Related Rent Concessions

In May 2020, the International Accounting Standards Board (“IASB”) issued an amendment to permit lessees, as a practical expedient, not to assess whether particular rent concessions that reduce lease payments occurring as a direct consequence of the COVID‐19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications.   The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. The adoption of this amendment is not expected to have an impact on the financial statements.

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition of “material” across the standards and to clarify certain aspects of the definition. The new definition states that, “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”   These amendments are effective for annual periods beginning on or after January 1, 2020. The amendments to the definition of material did not have a significant impact on the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

4.
CHANGES IN ACCOUNTING POLICIES (cont’d…)

Future Accounting Pronouncements

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use. In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non‐Current and Deferral of Effective Date. In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:
 − specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;
 − provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
 − clarify when a liability is considered settled.

On July 15, 2020, the IASB issued a deferral of the effective date for the new guidance by one year to annual reporting periods beginning on or after January 1, 2023 and is to be applied retrospectively. The Company has not yet determined the impact of these amendments on its financial statements.

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of a company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

5.1.
 Significant Judgments

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Annual financial statements 5.2), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)
Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.1 Significant Judgments (cont’d…)

(b)
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the year ended December 31, 2020, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)   Impairment (recovery) assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

During the year ended December 31, 2018, the Company wrote-off $13,994,970 of capitalized mineral property costs. During the year ended December 31, 2019, the Company reversed $13,708,200 of impairment (Note 14).

(d)
Deferred Tax Assets and Liabilities

The measurement of the deferred tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities. The estimation of deferred taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. For deferred tax calculation purposes, Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future tax provisions or recoveries could be affected.

5.2 Estimates and Assumptions

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

(a)
Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.2 Estimates and Assumptions (cont’d…)

(b)
Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(c)
Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“CGUs”) for purposes of testing impairment, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.
(d)
Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts.

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

Management has made significant assumptions about the recoverability of receivables and prepaid expense amounts. During the year ended December 31, 2020 the Company wrote-off $470,278 (2019 - $16,304;2018 - $21,004) of trade receivables which are no longer expected to be recovered and $121,125 (2019 - $51,828;2018 - $26,234) of prepaid expenses for which not future benefit is expected to be received.

(e)
Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(f)
Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

5.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (cont’d…)

5.2 Estimates and Assumptions (cont’d…)

(g)
Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(h)   Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

●
Going concern assessments;
●
Evaluation of subsequent events;
●
Impairment and recovery of mineral properties;
●
Fair value measurements;
●
Lease modifications;
●
Employee termination benefits; and
●
Financial statement and Management Discussion & Analysis disclosures.

As at December 31, 2020, the COVID-19 pandemic has not affected the Company’s critical accounting policies.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
 Restricted cash equivalents

Restricted cash equivalents consist of highly liquid investments pledged as collateral for the Company’s credit card and are readily convertible to known amounts of cash.

(b)
 Mineral properties

Mineral property assets consist of exploration and evaluation costs. Costs directly related to the exploration and evaluation of resource properties are capitalized to mineral properties once the legal rights to explore the resource properties are acquired or obtained. These costs include acquisition of rights to explore, license and application fees, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount. Mineral properties are reviewed at least annually for indicators of impairment and are tested for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balances of the payments received are recorded as a gain on option or disposition of mineral property.

(i)
Title to mineral properties

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title, nor has the Company insured title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

(ii)
Realization of mineral property assets

The investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, and the attainment of successful production from properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into profitable producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(iii)
Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. Other than as disclosed in Note 17, the Company is not aware of any existing environmental issues related to any of its current or former properties that may result in material liability to the Company. Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(b)
Mineral properties (cont’d…)

(iii)
Environmental (cont’d…)

and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

(c)
 Equipment

Equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation of equipment is recorded on a declining-balance basis at the following annual rates:

Computer equipment	45%
Furniture and equipment	20%
Leasehold improvement	Straight line / 5 years
Mining equipment	20%
Vehicles	30%
Right-of-use asset	Straight line / term of lease

When parts of major components of equipment have different useful lives, they are accounted for as a separate item of equipment.

The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

(d)
 Impairment of non-current assets and Cash Generating Units (“CGU”)

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU, where the recoverable amount of the CGU is the greater of the CGU’s fair value less costs to sell and its value in use to which the assets belong. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease. Each project or group of claims or licenses is treated as a CGU. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses, which can vary from actual. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(e)
Foreign currency translation

Transactions in currencies other than the functional currency are recorded at the prevailing exchange rates on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at the date of the consolidated statement of financial position. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses arising from this translation are included in the determination of net gain or loss for the year.

(f)
 Costs in excess of recovered coal

Exploration expenditures are re-classified from Exploration and evaluation assets to deferred development costs within the property and equipment category once the work completed to date supports the future development of the property and such development receives appropriate approvals.

After reclassification, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within deferred development cost. Development expenditure is net of proceeds from the sale of coal extracted during the development phase to the extent that it is considered integral to the development of the mine. Any costs incurred in testing the assets to determine if they are functioning as intended, are capitalized, net of any proceeds received from selling any product produced while testing. Where these proceeds exceed the cost of testing, any excess is recognized in the statement of profit or loss and other comprehensive income.

As the Company’s Ulaan Ovoo mine has been impaired to a value of $nil (2019 - $nil, 2018 - $nil), all property costs incurred are presented net of incidental income earned from the property in all years presented.

(g)
 Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated first to common shares based on the market trading price of the common shares at the time the units are priced, and any excess is allocated to warrants.

(h)
Share-based payments

The Company has a share purchase option plan that is described in Note 19. The Company accounts for share-based payments using a fair value-based method with respect to all share-based payments to directors, officers, employees, and service providers. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or if such fair value is not reliably measurable, at the fair value of the equity instruments issued. The fair value is recognized as an expense or capitalized to mineral properties or property and equipment with a corresponding increase in option reserve. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of operations over the remaining vesting period.

Upon the exercise of the share purchase option, the consideration received, and the related amount transferred from option reserve are recorded as share capital.

(i)
Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options and warrants. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(i)
Loss per share

and warrants. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(j)
 Income taxes

Income tax expense comprises current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

 A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)
Provision for closure and reclamation

The Company assesses its equipment and mineral property rehabilitation provision at each reporting date. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the rehabilitation liability and asset to which it relates if the initial estimate was originally recognized as part of an asset measured in accordance with IAS 16 Property, Plant and Equipment.

The Company records the present value of estimated costs of legal and constructive obligations required to restore operations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures; rehabilitating mineral properties; dismantling operating facilities; closure of plant and waste sites; and restoration, reclamation and vegetation of affected areas. Present value is used where the effect of the time value of money is material. The related liability is adjusted each period for the unwinding of the discount rate and for changes in estimates, changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

(l)
Financial instruments

Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or fair value through other comprehensive income ("FVOCI"). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flow characteristics. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL or the Company has opted to measure at FVTPL.

Measurement

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(l)
 Financial instruments (cont’d…)

Measurement (cont’d…)

statement of operations and comprehensive loss in the period in which they arise. Where the Company has opted to designate a financial liability at FVTPL, any changes associated with the Company's credit risk will be recognized in OCI. Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Impairment

The Company assesses on a forward-looking basis the expected credit loss (“ECL”) associated with financial assets measured at amortized cost, contract assets and debt instruments carried at FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Please refer to Note 21 for relevant fair value measurement disclosures.

(m)
  Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the use of the asset. At inception or on assessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, our incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●
fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●
amounts expected to be payable under a residual value guarantee;
●
exercise prices of purchase options if we are reasonably certain to exercise that option; and
●
payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, and extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit (loss).

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

(m)
  Leases (cont’d…)

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit (loss) on a straight-line basis over the lease term.

7.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:
	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

	December 31, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	12,005	89,826	35,721	21,932	159,484
Mineral properties	-	8,600,658	-	15,182,226	23,782,884
	$12,005	$8,690,484	$56,776	$15,204,158	$23,963,423

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

8.
CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	December 31, 2020	December 31, 2019	December 31, 2018
Cash	$7,608,149	$3,017,704	$5,304,097
Restricted cash equivalents	34,500	34,500	34,500
	$7,642,649	$3,052,204	$5,338,597

Restricted Cash Equivalents

As at December 31, 2020, a guaranteed investment certificate of $34,500 (2019 - $34,500, 2018 – $34,500) has been pledged as collateral for the Company’s credit card.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

9.
RECEIVABLES

Trade receivables are non-interest-bearing and are generally on terms of 30 to 90 days.

	December 31, 2020	December 31, 2019	December 31, 2018
Input tax recoverable	$73,804	$20,741	$36,399
Trade receivable	1,961	195,433	-
Subscriptions receivable	-	30,497	-
	$75,765	$246,671	$36,399

During the year ended December 31, 2020, the Company wrote-off $470,278 (2019 - $16,304, 2018 - $21,004) of receivables which are no longer expected to be recovered.

10.
PREPAID EXPENSES

	December 31, 2020	December 31, 2019	December 31, 2018
General	$26,759	$44,613	$47,215
Insurance	69,096	59,815	57,883
Environmental and taxes	6,850	6,850	8,789
Rent	12,012	24,489	9,385
	$114,717	$135,767	$123,272

During the year ended December 31, 2020, the Company wrote-off $121,125 (2019 - $51,828, 2018 - $26,234) of prepaid expenses for which no future benefit is expected to be received.

11.
MARKETABLE SECURITIES

As at and during the year ended December 31, 2020 and year ended December 31, 2019, the Company did not have marketable securities. During the year ended December 31, 2018, the Company sold all its marketable securities for proceeds of $162,490 and a realized loss of $91,890. Following the disposal of the shares, the Company reclassified the cumulative loss previously recognized in other comprehensive income of $68,840 to profit and loss on the sale of marketable securities.

The following table summarized information regarding the Company’s marketable securities as at December 31, 2020, 2019, and 2018:

Marketable securities	2020	2019	2018
Balance, beginning of year	$-	$-	205600
Additions	-	-	60940
Disposals	-	-	(162,490)
Realized loss on disposal	-	-	(91,890)
Unrealized gain/(loss) on market-to-market	-	-	(12,160)
Balance, end of year	$-	$-	$-

12.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The lease contains no extension or termination options. The following table presents the right-of-use-asset as at January 1, 2019, December 31, 2019 and December 31, 2020:

Initial recognition, January 1, 2019	$81,617
Additions	-
Depreciation	(31,594)
Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

13.
EQUIPMENT

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use.

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.
The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at December 31, 2020 (2019, 2018 - $Nil) remains unchanged.

The following table summarized information regarding the Company’s equipment as at December 31, 2020, 2019, and 2018:

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

13.
EQUIPMENT
	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Cost
Balance, December 31, 2017	$100,074	$276,830	$172,692	$1,314,829	$1,864,425
Additions/(Disposals)	3,180	2,015	-	24,476	29,671
Impairment charge	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$129,842	$888,904	$1,332,514
Depreciation for year	1,316	16,351	13,337	3,491	34,495
Impairment charge	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Carrying amount at December 31, 2018	$5,243	$45,421	$29,513	$20,985	$101,162
Cost
Balance, December 31, 2018	$103,254	$278,845	$172,692	$24,476	$579,267
Additions/(Disposals)	-	-	46,914	-	46,914
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$143,179	$3,491	$478,105
Disposals	-	-	(39,178)	-	(39,178)
Depreciation for year	792	12,445	10,641	3,892	27,770
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14. MINERAL PROPERTIES

	Pulacayo	Gibellini	Sunawayo	Triunfo	Chandgana Tal	Khavtgai Uul	Total
Balance, December 31, 2017	$12,809,550	$490,356	$-	$-	$-	$-	$13,299,906
Additions:
Acquisition cost	$-	$425,605	$-	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	-	387,149	-	-	1,271	261,168	649,588
Geological and consulting	51,112	1,509,587	-	-	-	-	1,560,699
Personnel, camp and general	847,538	831,023	-	-	20,590	3,741	1,702,892
	898,650	2,727,759	-	-	21,861	264,909	3,913,179
Impairment	(13,708,200)	-	-	-	(21,861)	(264,909)	(13,994,970)
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	-	1,973,078
	1,474,026	4,956,939	-	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	-	1,775,319
	2,357,534	2,435,857	116,152	327,989	-	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,081	$513,088	$463,665	$-	$-	$31,806,594

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 555 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”). Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2020, the Company paid US$50,000 (2019 – US$120,000, 2018 – US$101,943) of the Advance Royalty Payment to the Gibellini Lessor.

During year 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 32 new claims immediately adjacent to the Gibellini Project.

The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2020, the Company paid US$12,500 (2019 – US$28,000, 2018 - US$21,491), comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the acquisition of VC Exploration (US) Inc, ("VC Exploration") by paying a total of $335,661 in cash and issuing 500,000 Common Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Common Share at a price of $0.50 per Common Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:

●
change in the Company’s primary focus to the Gibellini Project;
●
management’s decision to suspend further exploration activities; and
●
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Paca property may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

●
the Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Paca property;
●
the Company renewed its exploration focus to develop the Pulacayo Paca property in the current year;
●
the Company re-initiated active exploration and drilling program on the property;
●
the Company completed a positive final settlement of Bolivian tax dispute (Note 26).

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Paca property. In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ. With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia (cont’d...)

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”).  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

Previously Impaired Properties

Chandgana Properties, Mongolia

In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia. In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

14.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Chandgana Properties, Mongolia (cont’d...)

impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the year ended December 31, 2020 and as for years ended December 31, 2019 and 2018, there were no changes to the impairment assessment and accordingly all costs remain impaired.

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement (the "Titan Agreement") with Randsburg International Gold Corp. (“Randsburg”) whereby the Company had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by December 31, 2010. Pursuant to the Titan Agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Common Shares.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 20,000 Common Shares at a value of $4.81 per Common Share.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in the Titan property which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017. As there were no benchmark or market changes from January 1, 2015, to December 31, 2020, the impaired value of $nil for Titan property remains unchanged.

15.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	Year Ended December 31,
	2020	2019	2018
Trade accounts payable	$1,717,977	$2,420,392	$1,636,786
Accrued liabilities	41,186	-	-
	$1,759,163	$2,420,392	$1,636,786

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

16.
LEASE LIABILITY

As at December 31, 2020, the Company recorded $20,533 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Lease liability
Initial recognition, January 1, 2019	$81,617
Cash flows:
Lease payments for year	(36,528)
Non-cash changes:
Accretion expenses for year	7,729
Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The lease liability matures in 2021.

There were no significant payments made for short-term or low value leases in the year ended December 31, 2020 (2019 - $nil).

17.
PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a risk-free interest rate of 1.14% (2019 – 1.72%, 2018 – 1.98%) and a risk premium of 8.66% (2019 – 7%, 2018– 7%) in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $4,951,000 over the next 21 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

	December 31, 2020	December 31, 2019	December 31, 2018
Balance, beginning of year	$266,790	$265,239	$244,323
Change in estimate	405,196	-	-
Accretion	23,271	1,551	20,916
Balance, end of year	$695,257	$266,790	$265,239

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

18.
TAX PROVISION

The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to the Company’s financial position and results of operations.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019	2018

Income (loss) for the year	$(4,626,887)	$17,513,854	$(18,184,469)

Expected income tax (recovery)	$(1,249,000)	$4,729,000	$(4,910,000)
Change in statutory, foreign tax, foreign exchange rates and other	117,000	(529,000)	389,000
Permanent differences	269,000	(4,861,000)	3,833,000
Share issue cost	(250,000)	(103,000)	(151,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	404,000	1,205,000	12,000
Change in unrecognized deductible temporary differences	709,000	(441,000)	827,000
Total income tax expense (recovery)	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company's combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences
Exploration and evaluation assets	$6,284,000	No expiry date	$6,135,000	No expiry date	$19,625,000	No expiry date
Investment tax credit	23,000	2029	23,000	2029	23,000	2029
Property and equipment	1,547,000	No expiry date	1,242,000	No expiry date	1,138,000	No expiry date
Share issue costs	1,212,000	2041 to 2044	747,000	2040 to 2043	644,000	2039 to 2042
Asset retirement obligation	695,000	No expiry date	267,000	No expiry date	265,000	No expiry date
Allowable capital losses	4,150,000	No expiry date	5,864,000	No expiry date	6,607,000	No expiry date
Non-capital losses available for future periods	30,569,000	2023 to 2040	27,024,000	2023 to 2039	24,109,000	2030 to 2038
Canada	30,015,000	2029 to 2040	26,980,000	2029 to 2039	21,402,000	2029 to 2038
Mongolia	554,000	2023 to 2028	44,000	2023 to 2027	-	2023 to 2026

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL

(a)
Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At December 31, 2020, the Company had 180,518,828 (December 31, 2019 – 121,299,508; December 31, 2018 – 95,316,127) Common Shares issued and outstanding.

On August 8, 2018, the Company completed a common share split on the basis of ten (10) new Common Shares, options and warrants for every one (1) old Share, option and warrant outstanding (the “Split”).  All information with respect to the number of Common Shares and issuance prices for the time periods prior to the Split was restated to reflect the Common Share Consolidation and the Split.

(b)
Equity issuances

During the year ended December 31, 2020

On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

The Company issued 1,601,000 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 4,000,000 Common Shares at a value of $0.50 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000 (the “Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) warrant expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 1,233,750 Common Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 14,027,670 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $35,000.

During the year ended December 31, 2019

On September 6, 2019, the Company closed its non-brokered private placement for $2,600,000 through the issuance of 13,000,000 Common Shares at a price of $0.20 per Common Share. The Company paid $15,209 and issued 525,000 Common Shares as a finder’s fee valued at $105,000. $175,000 of the private placement was for prepaid consulting fees for the Company’s executive chairman, of which $35,000 is included in prepaid expenses as at December 31, 2019 and $41,503 for services. Included in accounts receivable as at December 31, 2019 is $30,497 of subscriptions receivable.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19. SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2019 (cont’d…)

On October 18, 2019, the Company closed its non-brokered private placement for gross proceeds of $3,900,000 through the issuance of 9,750,000 Common Shares at a price of $0.40 per Share. Also, the Company issued 654,500 Common Shares as a finder’s fee valued at $261,800.

On October 9, 2019, the Company issued 104,951 Common Shares with a value of $43,030, to its directors to settle director fees debts owing to them.

The Company issued 622,500 and 651,430 Common Shares on the exercise of stock options and warrants respectively for total proceeds of $424,822.

The Company issued 500,000 sign-on bonus Common Shares with a fair value of $0.23 per Share to an officer valued at $115,000.

On September 26, 2019, the Company issued 175,000 Common Shares valued at $59,500 for consulting services.

During the year ended December 31, 2018

On August 14, 2018, the Company closed its non-brokered private placement for gross proceeds of $1,137,197 through the issuance of 4,061,417 units of the Company. Each unit is comprised of one Common Share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share of the Company at an exercise price of $0.40 for a period of three years from the closing of the first tranche of the placement.

On November 22, 2018, the Company closed its bought deal financing for gross proceeds of $5,520,000. The Company entered into an agreement with BMO Nesbitt Burns Inc. (“BMO”), under which BMO agreed to buy on a bought deal basis 12,000,000 Common Shares, at a price of $0.46 per Common Share. The shares were offered by way of a short form prospectus in each of the provinces and territories of Canada, except Québec. The Company incurred $560,576 in cash share issuance costs.

The Company issued 87,500 and 3,445,420 Shares on the exercise of stock options and warrants respectively for total proceeds of $1,362,317.

On October 10, 2018, the Company issued 1,000,000 Common Shares with a fair value of $0.35 per Share as a bonus to its new CEO included in Salaries and benefits.

(c)
Share-based compensation plan

The Company has a 20% fixed equity-based compensation plan in place, as approved by the Company’s shareholders on June 2, 2016 (the “2016 Plan”), amended on June 13, 2017 and subsequently amended at the Company’s annual general meeting of shareholders held on September 12, 2019 (the “Amended 2016 Plan”). Under the Amended 2016 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 14,372,419 of the Company’s Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the Amended 2016 Plan will be issued under, and governed by, the terms and conditions of the Amended 2016 Plan.  The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

During the year ended December 31, 2020, the Company granted 3,820,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.22 to $0.50 per Common Share and expiry dates ranging from January 6, 2025 to August 17, 2025 and vest at 12.5% per quarter for the first two years following the date of grant.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

During the year ended December 31, 2019, the Company granted 3,965,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.20 to $0.44 per Common Share and expiry dates ranging from April 1, 2024 to November 15, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

During the year ended December 31, 2018, the Company granted 4,040,000 incentive stock options to its directors, officers, employees and consultants. The options are exercisable at an exercise prices ranging from $0.22 to $0.65 per Common Share and expiry dates ranging from February 20, 2023 to November 14, 2023 and vest at 12.5% per quarter for the first two years following the date of grant.

The following is a summary of the changes in the Company’s stock options from December 31, 2017 to December 31, 2020:
	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	3,965,000	$0.31
Expired	(315,000)	$0.65
Cancelled	(2,247,000)	$0.32
Forfeited	(794,000)	$0.54
Exercised	(622,500)	$0.28
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,820,000	$0.28
Expired	(90,000)	$0.50
Cancelled	(1,801,250)	$0.30
Exercised	(1,233,750)	$0.24
Outstanding, December 31, 2020	10,272,500	$0.31

As of December 31, 2020, the following the Company stock options were outstanding:

Exercise	Expiry	Options Outstanding	Exercisable	Unvested
Price	Date	December 31, 2020
$0.50	August 17, 2025	720,000	90,000	630,000
$0.22	May 4, 2025	2,200,000	825,000	1,375,000
$0.33	November 15, 2024	100,000	62,500	37,500
$0.50	November 1, 2024	1,100,000	687,500	412,500
$0.20	July 29, 2024	1,475,000	1,106,250	368,750
$0.33	October 17, 2023	620,000	620,000	-
$0.28	April 6, 2023	612,500	612,500	-
$0.31	February 20, 2023	200,000	200,000	-
$0.35	September 1, 2022	880,000	880,000	-
$0.33	June 12, 2022	805,000	805,000	-
$0.49	January 12, 2022	620,000	620,000	-
$0.20	June 2, 2021	940,000	940,000	-
		10,272,500	7,448,750	2,823,750

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting periods. During the years ended December 31, 2020, 2019 and 2018, the share-based payment expenses were calculated using the following weighted average assumptions:

	Year ended December 31,
	2020	2019	2018
Risk-free interest rate	1.46%	1.54%	1.77%
Expected life of options in years	4.06	4.45	4.4
Expected volatility	132.47%	132.75%	135.71%
Expected dividend yield	Nil	Nil	Nil
Expected forfeiture rate	12%		12%
Weighted average fair value of options granted during the year	$0.30	$0.31	$0.32

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares. The expected forfeiture rate is based on the historical forfeitures of options issued.

Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company.

For the year ended December 31, 2020, 2019, and 2018, share-based payments were recorded as follows:

	Year Ended December 31,
	2020	2019	2018
Consolidated Statement of Operations
Share based payments	770,617	707,802	553,430
	$770,617	$707,802	$553,430
Consolidated Statement of Financial Position
Gibellini exploration	124,855	79,888	87,186
Pulacayo exploration	86,772	39,139	117,871
	211,627	119,027	205,057
Total share-based payments	$982,244	$826,829	$758,487

On July 29, 2019, further to the voluntary forfeiture of share options held by certain directors, officers, and employees with expiry dates on April 7, 2020, June 22, 2020, and November 14, 2023, at exercise prices ranging from $0.50 to $0.65, the Company granted 1,275,000 new stock options to such individuals with an expiry date of July 29, 2024 at an exercise price of $0.20 per Common Share subject to a two-year vesting schedule whereby 12.5% vest per quarter following the date of grant. During the year ended December 31, 2020, the re-issuing of these options was approved by the TSX and by the shareholders. There was no increase to the incremental fair value of the share options as a result of these modifications. The impact of these modifications was calculated using the following weighted average assumptions: (1) a risk-free interest rate of 1.46%; (2) expected life of five years; (3) expected volatility of 133.89%, (4) forfeiture rate of 12%, and (5) dividend yield of nil.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

19.
  SHARE CAPITAL (cont’d...)

(d)
Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2017 to December 31, 2020:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	27,318,027	$0.15
Exercised	(651,430)	$0.38
Outstanding, December 31, 2019	26,666,597	$0.15
Issued	16,691,900	$0.18
Expired	(2,759,760)	$0.48
Exercised	(14,027,670)	$0.21
Outstanding, December 31, 2020	26,571,067	$0.21

On February 15, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for mining claims acquisition (Note 14). The fair value of $89,944 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 1.9%; (2) warrant expected life of three years; (3) expected volatility of 116%, and (4) dividend yield of nil.

On April 23, 2018, the Company issued 500,000 Share purchase warrants as a part of consideration for services related to the Gibellini Project. The fair value of $92,000 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 2%; (2) warrant expected life of three years; (3) expected volatility of 97.4%, and (4) dividend yield of nil.

As of December 31, 2020, the following share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of warrants at December 31, 2020
$0.40	November 24, 2021	1,335,000
$0.16	May 20, 2023	4,962,000
$0.16	May 1, 2023	4,994,900
$0.26	June 13, 2022	521,590
$0.26	April 12, 2022	1,032,500
$0.26	January 13, 2022	499,990
$0.26	August 29, 2021	1,013,670
$0.26	August 13, 2021	198,237
$0.26	July 6, 2021	3,863,180
$0.26	June 2, 2021	7,500,000
$0.26	January 25, 2021	650,000
		26,571,067

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

20.
CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the year ended December 31, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

21.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means;and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, December 31, 2020	$7,608,149	$-	$-	$7,608,149
Cash, December 31, 2019	$3,017,704	$-	$-	$3,017,704
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the year ended December 31, 2020.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

21.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Fair Value Measurements (cont’d...)

Categories of financial instruments (cont’d...)

The Company’s financial assets and financial liabilities are categorized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Fair value through profit or loss
Cash	$7,608,149	$3,017,704	$5,304,097
Amortized cost
Receivables	$75,765	$246,671	$36,399
Restricted cash equivalents	$34,500	$34,500	$34,500
	$7,718,414	$3,298,875	$5,374,996
Amortized cost
Accounts payable	$1,717,977	$2,420,392	$1,636,786

22.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at December 31, 2020, the Company had a cash balance of $7,608,149 (December 31, 2019 – $3,017,704, December 31, 2018 – $5,304,097). As at December 31, 2020 the Company had accounts payable and accrued liabilities of $1,759,163
(December 31, 2019 - $2,420,392 December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

The following table details the Company’s current and expected remaining contractual maturities for its financial liabilities with agreed repayment periods. The table is based on the undiscounted cash flows of financial liabilities.

	0 to 6 months	6 to 12 months	Total
Accounts payable and accrued liabilities
As at December 31, 2020	$1,759,163	$-	$1,759,163
As at December 31, 2019	$2,420,392	$-	$2,420,392
As at December 31, 2018	$1,636,786	$-	$1,636,786

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

22. FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(c)
 Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)
  Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at December 31, 2020, with other variables unchanged, a 10% (December 31, 2019 – 10%, December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $100,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $73,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $28,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

23.
RELATED PARTY DISCLOSURES

During the year ended December 31, 2020, the Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

23.
RELATED PARTY DISCLOSURES (cont’d...)

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

A summary of related party transactions by related party is as follows:
	Year Ended December 31,
Related parties	2020	2019	2018
Directors and officers	$1,536,167	$1,685,242	$1,265,152
Linx Partners Ltd.	740,000	371,000	401,044
MaKevCo Consulting Inc.	32,800	21,400	21,200
Sophir Asia Ltd.	26,100	19,600	19,100
	$2,335,067	$2,097,242	$1,706,496

A summary of the transactions by nature among the related parties is as follows:

	Year Ended December 31,
Related parties	2020	2019	2018
Consulting and management fees	$370,000	$218,500	$268,456
Directors' fees	108,600	103,805	70,378
Mineral properties	1,387,067	1,171,585	631,610
Salaries	469,400	603,352	736,052
	$2,335,067	$2,097,242	$1,706,496

As at December 31, 2020, amounts due to related parties were $1,800 (December 31, 2019 - $30,533;December 31, 2018 - $4,634) and included in accounts payable and accrued liabilities.

24.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Year Ended December 31,
Key Management Personnel	2020	2019	2018
Salaries and short term benefits	$522,359	$696,751	$775,064
Directors' fees	108,600	103,805	70,378
Share-based payments	1,054,812	431,037	621,339
	$1,685,771	$1,231,593	$1,466,781

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

25.
SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2020	2019	2018
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on acquisition of mineral property	$2,000,000	$-	$-
Bonus shares	$640,400	$115,000	$-
Shares for services	$80,500	$241,003	$-
Shares issued to settle debt	$-	$43,030	$-
Share issued recorded as prepaid expenses	$-	$35,000	$-
Subscription receivable	$-	$30,497	$-
Warrants issued for mineral property	$-	$-	$181,944
Finders units	$24,000	$-	$-
Broker warrants	$226,917	$-	$-
Depreciation included in mineral property	$46,932	$3,487	$27,387
Equipment expenditures included in accounts payable	$-	$472,213	$489,890
Fair value loss/gain on marketable securities	$-	$-	$12,160
Mineral property expenditures included in accounts payable	$681,781	$1,252,796	$1,067,747
Share-based payments capitalized in mineral properties	$211,627	$119,028	$205,057
Reclassification of contributed surplus on exercise of options	$272,848	$153,845	$15,350
Reclassification of contributed surplus on exercise of warrants	$166,628	$28,478	$10,650

26.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, the Company agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 in taxes, interest and penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous
Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme court to consider and issue a new resolution.

On November 18, 2019 the Company received Resolution No. 195/2018 issued by the Supreme Court of Bolivia which declared the tax claim brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary as not proven.

The Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.
During the year ended December 31, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

26.
CONTINGENCIES (cont’d...)

Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Red Hill’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time. Due to the credit risk associated with the VAT credit, the Company has provided a full valuation provision against the balance.

27.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to December 31, 2020:

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On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

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On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”). Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period.

In satisfaction of the Consideration Share to be issued, an initial tranche of 5,363,630 Consideration Shares was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant a Secured Debt Facility (the “SDF”).

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million of the Company’s common share purchase warrants (the “Warrants”), each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc.

SILVER ELEPHANT MINING CORP.
Notes to Annual Consolidated Financial Statements
For the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

27.
EVENTS AFTER THE REPORTING DATE (cont’d...)

The Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Each VN share is subject to 4-month plus 1-day statutory hold period. Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023. The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023 with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

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4,554,990 Common Share purchase warrants were exercised for total proceeds of $1,164,297 and 105,000 stock options were exercised for total proceeds of $28,825.